

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 4, 2008

By Facsimile and U.S. Mail

Mr. Tony Jenson
Chief Executive Officer
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202-1132

   Re: **Royal Gold, Inc.**
      Form 10-K for the Fiscal Year Ended June 30, 2007
      Filed August 22, 2007
      Form 10-Q for the Quarterly Period Ended March 31, 2008
      Filed May 1, 2008
      Response Letter Dated May 19, 2008
      Response Letter Dated July 11, 2008
      File No. 001-13357

Dear Mr. Jenson:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             Jill Davis
             Branch Chief